Exhibit 99.1

Spreadtrum Launches Industry’s First 40nm 2.5G Baseband

SC6530 Volume Shipment Expected in Second Quarter

SHANGHAI, CHINA – April 26, 2012 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced commercial availability of the SC6530, the industry’s first 2.5G baseband designed in 40nm CMOS silicon.

“The SC6530 is an industry first for the 2.5G market,” said Dr. Leo Li, president and CEO of Spreadtrum. “By leveraging the most advanced process node in the 2.5G segment, we are able to achieve higher performance at lower cost relative to competitive alternatives.”

The SC6530, in addition to its 40nm design, is the first 2.5G product from Spreadtrum to integrate its leading-edge baseband and RF transceiver technology into a single-chip, simplifying design and reducing overall solution footprint. The chip incorporates an ARM9 processor for high performance on a low-cost platform, and supports quad-band GSM/GPRS, triple-SIM function, HVGA display, H.264 decode and integrates an audio PA. The SC6530 couples its advances in performance, cost and integration with Spreadtrum’s mature, proven turnkey software.

The SC6530 is commercially available now. Spreadtrum expects to achieve volume shipments in May.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards.  Spreadtrum's solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost.  Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world.  For more information, visit www.spreadtrum.com.

SPREADTRUM SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the Company’s ability to achieve higher performance at lower cost relative to competitive alternatives by leveraging 40nm in the 2.5G segment; and the Company’s expectations with respect to achieving volume shipments of SC6530 in May, 2012. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the pace of commercial deployment of SC6530; market acceptance of SC6530; continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for 2.5G phones; the state of and any change in the Company's relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 10, 2012, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Contact: Diana Jovin, ir@spreadtrum.com, +1 650-308-8148